UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Mirum Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

604749101

(CUSIP Number)

Barbara Fiorini Due

Novo Holdings A/S

Tuborg Havnevej 19

Hellerup, Denmark DK-2900

+45 3527 6592

Copy to:

B. Shayne Kennedy, Esq.

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

Telephone: (714) 540-1235

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 604749101

1.	Name of Reporting Person: Novo Holdings A/S
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: Denmark
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 1,889,127
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,889,127
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,889,127
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 5.9% (1)
14.	Type of Reporting Person: CO

(1)	Based upon 31,835,369 shares of the Issuer’s Common Stock outstanding as of May 2, 2022, as reported in the Issuer’s 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 5, 2022.

This amendment (“Amendment No. 5”) amends the Schedule 13D originally filed with the SEC on July 22, 2019, as subsequently amended by Amendment No. 1 filed on January 13, 2020, Amendment No. 2 filed on December 15, 2020, Amendment No. 3 filed on August 19, 2021, and Amendment No. 4 filed on April 8, 2022 (collectively, the “Schedule”), to report and reflect a reduction in the beneficial ownership of the Issuer’s common stock in connection with sales. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule.

Item 2.	Identity and Background

Item 2 is amended and replaced in its entirety as follows:

(a)

Novo Holdings A/S, a Danish corporation, is an investment firm focused on life sciences and finance that is wholly owned by Novo Nordisk Foundation (the “Foundation”), a Danish commercial foundation. Novo Holdings A/S is the holding company in the group of Novo companies (currently comprised of Novo Nordisk A/S and Novozymes A/S) and is responsible for managing the Foundation’s assets, including its financial assets. Based on the governance structure of Novo Holdings A/S and the Foundation, the Foundation is not deemed to have any beneficial ownership of the securities of the Issuer held by Novo Holdings A/S.

The name of each director and executive officer of both Novo Holdings A/S and the Foundation is set forth on the updated Schedule I to this Amendment No. 5.

(b)	The business address of both Novo Holdings A/S and the Foundation is Tuborg Havnevej 19, 2900 Hellerup, Denmark.

The residence or business address of each director and executive officer of both Novo Holdings A/S and the Foundation is set forth on the updated Schedule I to this Schedule 13D.

(c)

Novo Holdings A/S, a holding company that is responsible for managing the Foundation’s assets, provides seed and venture capital to development stage companies and invests in well-established companies within the life science and biotechnology sector.

The Foundation is a Danish self-governing and profit-making foundation, whose objectives are to provide a stable basis for commercial and research activities undertaken by the group of Novo companies and to support scientific, humanitarian and social purposes through grants.

(d)	Within the last five years, neither Novo Holdings A/S, the Foundation, nor any person named in the updated Schedule I has been convicted in any criminal proceedings.

(e)

Within the last five years, neither Novo Holdings A/S, the Foundation, nor any person named in the updated Schedule I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 amends and supplements Item 3 in the Schedule to reflect sales of the Issuer’s stock during the past 60 days, as follows:

On June 8, 2022, Novo Holdings A/S sold 12,676 shares at $24.4394 per share.

On July 12, 2022, Novo Holdings A/S sold 9,300 shares at $24.2098 per share.

On July 13, 2022, Novo Holdings A/S sold 27,324 shares at $24.5325 per share.

On July 14, 2022, Novo Holdings A/S sold 1,632 shares at $24.5851 per share.

On July 15, 2022, Novo Holdings A/S sold 29,068 shares at $24.0669 per share.

On July 18, 2022, Novo Holdings A/S sold 100 shares at $24.0200 per share.

On July 21, 2022, Novo Holdings A/S sold 9,900 shares at $24.4086 per share.

On July 26, 2022, Novo Holdings A/S sold 25,000 shares at $24.9367 per share.

On July 27, 2022, Novo Holdings A/S sold 24,959 shares at $25.0943 per share.

On August 1, 2022, Novo Holdings A/S sold 10,914 shares at $25.2184 per share.

Item 5.	Interest in Securities of the Issuer

Item 5 is amended and replaced in its entirety as follows:

(a)

Novo Holdings A/S beneficially owns 1,889,127 shares of Common Stock (the “Novo Shares”) representing approximately 5.9% of the Issuer’s outstanding shares of Common Stock, based upon 31,835,369 shares of the Issuer’s Common Shares outstanding as of May 2, 2022, as reported in the Issuer’s 10-Q filed with the SEC on May 5, 2022.

(b)

Novo Holdings A/S is a Danish corporation wholly owned by the Novo Nordisk Foundation. Novo Holdings A/S has the sole power to vote and dispose of the Novo Shares. Neither the Foundation nor any person listed on the updated Schedule I has the power to direct the vote as to, or the disposition of the Novo Shares.

(c)

Except as described herein, Novo Holdings A/S has not effected any transactions in the Issuer’s Common Shares within the past 60 days and neither the Foundation nor any person listed on the updated Schedule I has effected any transactions in the Issuer’s Common Shares within the past 60 days.

(d)	Novo Holdings A/S does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Novo Shares.

(e)	Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 2, 2022	Novo Holdings A/S

/s/ Barbara Fiorini Due
	By:	Barbara Fiorini Due
	Its:	General Counsel, Finance & Operations

Schedule I

Information regarding each director and executive officer of both Novo Holdings A/S and the Novo Nordisk Foundation is set forth below.

Novo Holdings A/S
Name, Title	Address	Principal Occupation	Citizenship
Lars Rebien Sørensen, Chairman of the Board	Christianholms Tværvej 27, 2930 Klampenborg Denmark	Professional Board Director	Denmark

Steen Riisgaard, Vice Chairman of the Board	Hestetangsvej 155, 3520 Farum, Denmark	Professional Board Director	Denmark

Jean-Luc Butel, Director	235 Arcadia Road unit # 10-3 289843 Singapore	Global Healthcare Advisor, President, K8 Global Pte Ltd.	Singapore

Jeppe Christiansen, Director	c/o Kasper Fonager Christiansen Classensgade 59, 5. th. 2100 Kobenhavn Ø Denmark	Chief Executive Officer, Fondsmaeglerselskabet Maj Invest A/S	Denmark

Francis Michael Cyprian Cuss, Director	111 Rippling Brook Way, Bernardsville, NJ 07924 USA	Former Executive Vice President and Chief Scientific Officer of Bristol-Myers Squibb	United Kingdom

Britt Meelby Jensen Director	Bukkeballevej 10 2960 Rungsted Kyst Denmark	Professional Board Director	Denmark

Viviane Monges, Director	Chemin de Craivavers 32, 1012 Lausanne, Switzerland	Professional Board Director	France

Henrik Poulsen, Director	Emiliekildevej 36 2930 Klampenborg Denmark	Professional Board Director and Senior Advisor, A.P. Møller Holding A/S,	Denmark

Kasim Kutay, Chief Executive Officer of Novo Holdings A/S	Bredgade 65, 3.tv. 1260 Copenhagen K. Denmark	Chief Executive Officer of Novo Holdings A/S	United Kingdom

Nigel Kevin Govett Chief Financial Officer of Novo Holdings A/S	Kløvervang 10 2970 Hørsholm Denmark	Chief Financial Officer of Novo Holdings A/S	United Kingdom

Novo Nordisk Foundation
Name, Title	Address	Principal Occupation	Citizenship
Lars Rebien Sørensen, Chairman of the Board	Christianholms Tværvej 27 2930 Klampenborg Denmark	Professional Board Director	Denmark

Marianne Philip, Vice Chairman of the Board	Annasvej 28 2900 Hellerup Denmark	Attorney	Denmark

Mads Krogsgaard Thomsen, Chief Executive Officer	Præstevejen 38 3230 Græsted Denmark	Chief Executive Officer, Novo Nordisk Foundation	Denmark

Ole Jakob Müller, Director	Borgmester Jensens A 11, 4. 003 2100 København Ø Denmark	Environmental Consultant	Denmark

Lars Henrik Fugger, Director	72 Staunton Road, Headington Great Britain	Professor, John Radcliffe Hospital, University of Oxford, Oxford, Great Britain	Denmark

Lars Henrik Munch, Director	Galionsvej 46 1437 Copenhagen K Denmark	Professional Board Director	Denmark

Liselotte Højgaard, Director	Grønningen 21 1270 Copenhagen K Denmark	Professor	Denmark

Mads Boritz Grøn, Director	Horsevænget 4 3400 Hillerød Denmark	Senior Lead Auditor	Denmark

Steen Riisgaard, Director	Hestetangsvej 155 3520 Farum Denmark	Professional Board Director	Denmark

Stig Strøbaek, Director	Furesøgårdsvej 2 3520 Farum Denmark	Electrician	Denmark